[HUANENG POWER INTERNATIONAL, INC. GRAPHIC OMITTED]

        (a Sino-foreign joint stock limited company incorporated in the
                         People's Republic of China)
                               (Stock Code: 902)


                               Projects Progress

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") announces that the coal-fired generating unit (unit 4) of Yushe Power Plant of Shanxi Huaneng Yushe Power Co. Ltd. which is 60% owned by the Company, with capacity of 300MW has put into commercial operation on 12th November, 2004.

In addition, the coal-fired generating unit (unit 1) of Qinbei Power Plant of Henan Huaneng Qinbei Power Generation Limited which is 55% owned by the Company, with capacity of 600 MW has completed 168 hours full-load trial run on 23rd November 2004.

Now that the Company's total generation capacity on an equity basis has increased from 19,012 MW to 19,522 MW.

                                                      By Order of the Board
                                                            Huang Long
                                                        Company Secretary

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As at the date of this announcement, the directors of the Company are:


Li Xiaopeng (Non-executive director)            Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)          Zheng Jianchao (Independent director)
Huang Yongda (Executive director)               Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)           Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
23rd November, 2004

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